SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in addition to the Market Announcement disclosed on September 30, 2016, the Board of the National Electric Energy Agency - ANEEL decided, in a collegial meeting held on this date, to partially approve the Request for Reconsideration filed by Eletrobras, in the face of ANEEL Ordinance no. 2,585/2016, to recognize the right of Eletrobras provided for in Articles 21-A and 21-B of Law 12,783/2013, as amended by Law 13,299/2016, determining to Eletrobras:

1. To payback the amount of approximately R$ 1,417,481,999.33, historical amount referring to the amortization of financing not transferred by Eletrobras to Global Reversion Reserve - RGR, as the fund manager of said fund, calculated in the period from 1998 to 2011, applying interest of 5% (five percent) per year, according to the sole paragraph of art. 21-A of Law 12,783/2013, and such repayment must occur in monthly installments between July 2017 and December 2026, according to Decree 9,022/2017;

2. To submit to the Superintendency of Economic and Financial Inspection - SFF, within 15 days after the publication of mentioned decision, the updated value of the amount referred to in item 1;

3. To payback to the RGR Fund any eventual amount that may be obtained from the disposal of shares of Companhia Energética de Alagoas - CEAL, Companhia Energética do Piauí - CEPISA, Centrais Elétricas de Rondônia SA - CERON and Companhia de Electricidade do Acre - ELETROACRE, limited to R$ 506,706,433.66, to be updated by interest of 5% (five percent) per year, pursuant to the provisions of paragraph 5 of art. 4 of Law 5,655, of 1971;

4. The refund referred in item 3 shall occur within 30 days after the receiving of funds by Eletrobras, in case of privatization of the above-mentioned distribution companies.

The Company is assessing the amount mentioned by Aneel in its decision to present the requested calculations and will keep the market informed about it.

Rio de Janeiro, May 30, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.